Exhibit 99.1

Envigado, April 18, 2024

PAYMENT OF DIVIDENDS

(“OTHER EVENTS”)

Almacenes Éxito S.A. informs its shareholders and the market in general that, in accordance with the profit distribution proposal approved by the General Shareholders’ Meeting at its ordinary meeting held on March 21, 2024, in Colombia the first installment was paid on April 9, 2024, equivalent to COP 7,571,445,337.